Navios Maritime Holdings Inc. Reports Financial Results for the
Third Quarter and Nine Months Ended September 30, 2009
•	74.1% increase in adjusted EBITDA to $55.7 million for the third quarter of 2009

•	25.5% increase in adjusted EBITDA to $142.4 million for the first nine months

•	271.7% increase in quarterly adjusted net income to $21.3 million

•	EPS of $0.21 for the third quarter of 2009

•	Declares quarterly dividend of $0.06 per share for the third quarter of 2009
PIRAEUS, GREECE November 18, 2009 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the third quarter and nine months ended September 30, 2009.
“I am pleased with our financial performance for the quarter. We generated approximately $56.0 million of EBITDA. This quarter reflects a year’s worth of hard work positioning Navios in the market. Our efforts were recognized, as we successfully accessed the high yield market and closed on a $400.0 million secured note offering with a coupon of 8 7/8%, stated Angeliki Frangou, Chairman and CEO of Navios Holdings.
Ms. Frangou continued, “With our growing cash flow and stable balance sheet, we are positioned to take advantage of opportunities that will develop. While we are optimistic about the prospects for the world’s economies, we continue to monitor the health of our industry by reviewing the supply of new vessels and availability of financing from commercial banks.”
THIRD QUARTER 2009 HIGHLIGHTS — RECENT DEVELOPMENTS
Issuance of $400.0 million of 8-7/8% first priority mortgage notes
In November 2009, Navios Holdings completed the sale of $400.0 million of 8-7/8% first priority ship mortgage notes due 2017 (the ''Notes’’). The Notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ 9-1/2% senior notes due 2014. As of the closing date, the Notes are secured by first priority ship mortgages on 13 drybulk vessels owned by certain subsidiary guarantors. Of the offering proceeds, $105.0 million has been escrowed to provide additional financing to complete the purchase of two new vessels expected to be delivered in late 2009 (which will become part of the collateral securing the Notes). The balance of the offering proceeds have been used to repay borrowings under certain of Navios Holdings’ existing credit facilities and to pay transaction and related expenses.
Sale of Navios Apollon
On October 29, 2009, Navios Holdings sold to Navios Maritime Partners L.P. (“Navios Partners”) the Navios Apollon, a 2000 built Ultra-Handymax vessel with a capacity of 52,073 dwt, chartered out at a net rate of $23,700 per day until November 2012. The sale price amounted to $32.0 million and was received entirely in cash. Part of the proceeds of the sale, amounting to $18.3 million was used to repay existing indebtedness.

Acquisition of Navios Celestial
In September 2009, Navios Holdings acquired the Navios Celestial, a 2009 built Ultra-Handymax vessel, of 58,084 dwt, from a Japanese Shipyard. The vessel’s nominal purchase price of $36.2 million was funded with $31.2 million of cash, and $5.0 million in mandatorily convertible preferred stock. As a result, the vessel’s effective purchase price was $33.7 million, using the $10.00 mandatory conversion price of the preferred stock.
Financial Highlights
•	Adjusted EBITDA increased by 74.1% to $55.7 million in the third quarter of 2009 from $32.0 million in the same period in 2008

•	Adjusted EBITDA increased by 25.5% to $142.4 million in the nine months ended September 30, 2009 from $113.4 million in the same period in 2008

•	Adjusted net income increased by 271.7% to $21.3 million in the third quarter of 2009 from $5.7 million in the same period in 2008.

•	Stockholders’ Equity increased by 10.9% to $893.5 million at September 30, 2009 compared with $805.8 million at December 31, 2008
Dividend Policy:
The Board of Directors declared a quarterly cash dividend for the third quarter of 2009 of $0.06 per share of common stock. This dividend is payable on January 7, 2010 to stockholders of record as of December 18, 2009. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and restrictions under its credit agreements.
Time Charter Coverage:
Navios has recently chartered-out the following vessels:
The Navios Altair, a 83,001 dwt Panamax vessel built in 2006, has been chartered-out for one year, commencing October 24, 2009. The net daily charter-out rate is $19,238 per day.
The Navios Star, a 76,662 dwt Panamax vessel built in 2002, has been chartered-out for one year, commencing November 23, 2009. The net daily charter-out rate will be $19,000 per day.
Including the above charter-out agreements, Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to 12 years. As of November 18, 2009, Navios Holdings had contracted 99.5%, 83.3%, 63.4% and 56.6% of its available days on a charter-out basis for 2009, 2010, 2011 and 2012, respectively, equivalent to $246.2 million, $309.8 million, $308.8 million and $298.3 million in revenue, respectively. The average contractual daily charter-out rate for the core fleet is $24,931, $30,243, $35,080 and $36,098 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2009 and 2010 is $9,985 and $10,350, respectively.
The above figures do not include vessels servicing the Contracts of Affreightment (“COA”) and Logistics businesses.
Fleet Profile:
Navios Holdings controls a fleet of 59 vessels totaling 6.3 million dwt, of which 32 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 38 vessels (eight Capesize, 13 Panamax, 16 Ultra Handymax and one Handysize product tanker vessel) totaling 3.3 million dwt and has 21 newbuildings to be delivered. These vessels are expected to be delivered at various dates through 2013. The average age of the operating fleet is 4.7 years.
Exhibit 2 displays the “Core Fleet” profile of Navios Holdings.

Financial Results:
For the following results and the selected financial data presented herein, Navios Holdings has compiled consolidated statement of income for the three and nine month periods ended September 30, 2009 and 2008. The information was derived from the unaudited consolidated financial statements for the respective periods. EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Holdings’ results.
Third Quarter 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Three Months	Three Months
	ended	ended
	September 30,	September 30,
	2009	2008
Revenue	$160,570	$363,254
EBITDA	$55,746	$56,955
Adjusted EBITDA(*)	$55,746	$32,015
Net income	$21,318	$30,676
Adjusted net income(*)	$21,318	$5,736
EPS	$0.21	$0.29
Adjusted EPS (*)	$0.21	$0.05

(*)	Adjusted EBITDA, Adjusted Net Income and Adjusted EPS for the three months ended September 30, 2008, exclude $24.9 million gain on sale of assets.
Revenue from vessel operations for the three months ended September 30, 2009 was $121.3 million as compared to $329.8 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in Time Charter Equivalent (“TCE”) per day by 51.7% to $24,061 per day in the third quarter of 2009 from $49,769 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 34.6% to 3,949 in the third quarter of 2009 from 6,036 days in the same period of 2008. The decrease in available days is mainly attributable to the significantly reduced short term fleet activity by 2,524 days, from 3,112 days in the third quarter of 2008 to 588 days in the third quarter of 2009.
Revenue from the logistics business was $39.3 million for the three months ended September 30, 2009 as compared to $33.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became fully operating in the fourth quarter of 2008) compared to the same period of 2008.
Adjusted EBITDA for the third quarter of 2009 increased by $23.8 million to $55.8 million compared to $32.0 million for the third quarter of 2008. Including the gain on sale of assets in 2008, EBITDA for the third quarter of 2009 and 2008 was $55.7 million and $57.0 million, respectively. The $1.3 million decrease in EBITDA was primarily due to a decrease in revenue by $202.7 million from $363.3 million in the third quarter of 2008 to $160.6 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.4 million from $6.0 million in the third quarter of 2008 to $7.4 million for the same period in 2009, an increase in general and administrative expenses by $0.8 million from $8.6 million in the third quarter of 2008 to $9.4 million for the same period in 2009 (excluding $0.6 million and $0.8 million share-based compensation for the third quarter of 2009 and 2008, respectively), a decrease in gain from derivatives by $1.2 million from $3.4 million for the third quarter of 2008 to $2.2 million for the same period in 2009, an increase in net other expenses by $0.6 million, a decrease in gains from sale of assets by $24.9 million and an increase in income attributable to non-controlling interests by $0.9 million from $0.9 million in the third quarter of 2008 to $1.8 million in the same period of 2009. This overall variance of $232.5 million was mitigated by a decrease in time charter, voyage and logistic business expenses by $225.6 million from $321.0 million in the third quarter of 2008 to $95.4 million in the same period in 2009 and an increase in equity in net earnings from affiliated companies by $5.6 million, from $3.9 million for the third quarter of 2008 to $9.5 million for the same period of 2009.

EBITDA from the logistics business was $11.4 million for the three months ended September 30, 2009 as compared to $9.7 million during the same period in 2008.
Net income for third quarter ended September 30, 2009 was $21.3 million as compared to $30.7 million for the comparable period of 2008. The decrease of net income by $9.4 million was mainly due to the decrease of $1.3 million in EBITDA discussed above, an increase of depreciation and amortization by $5.3 million, the increase in net interest expense by $3.7. These were mitigated by the decrease in income tax by $0.6 million, the decrease in amortization for drydock and special survey costs by $0.1 million and the $0.2 million decrease in share-based compensation.
Nine months ended September 30, 2009 Results (in thousands of U.S. dollars, unless otherwise stated, except per share data):

	Nine Months	Nine Months
	ended	ended
	September 30,	September 30,
	2009	2008
Revenue	$449,946	$1,031,887
EBITDA	$151,517	$141,128
Adjusted EBITDA (**)	$142,423	$113,440
Net Income	$55,448	$124,089
Adjusted Net Income	$46,354	$39,152
EPS	$0.55	$1.18
Adjusted EPS	$0.46	$0.36

(*)	Adjusted EBITDA, for the nine months ended September 30, 2009, excludes $16.8 million gain on sale of assets, $6.1 million non cash compensation from Navios Partners and $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available for sale securities. Adjusted EBITDA, for the nine months ended September 30, 2008, excludes $27.7 million gain on sale of assets. Adjusted Net Income and Adjusted EPS also exclude the items described above. Adjusted Net income and Adjusted EPS for the nine months ended September 30, 2008, were further adjusted to exclude a $57.3 million write-off of deferred Belgian taxes.
Revenue from vessel operations for the nine months ended September 30, 2009 was $346.1 million as compared to $983.5 million for the same period during 2008. The decrease in revenue was mainly attributable to a) the decrease in TCE per day by 44.8% to $26,353 per day in the first nine months of 2009 from $47,798 per day in the same period of 2008 and b) the decrease in the available days for the fleet by 36.0% to 11,550 in the first nine months of 2009 from 18,040 days in the same period of 2008. The decrease in available days is mainly attributable to the significantly reduced short term fleet activity by 4,580 days, from 9,208 days in the first nine months of 2008 to 2,059 days in the first nine months of 2009.
Revenue from the logistics business was $103.8 million in the first nine months of 2009 as compared to $80.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which commenced operations in the fourth quarter of 2008) compared to the same period of 2008.
Adjusted EBITDA for the first nine months of 2009 increased by $29.0 million to $142.4 million compared to $113.4 million for the first nine months of 2008. Including one off adjustments described above, EBITDA for the first nine months of 2009 and 2008 was $151.5 million and $141.1 million, respectively. The $10.4 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $627.6 million from $897.6 million in the first nine months of 2008 to $270.0 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $7.7 million, from $12.3 million for the first nine months of 2008 to $20.0 million for the same period of 2009 This overall favorable variance of $635.3 million was mitigated mainly by a decrease in revenue by $582.0 million from $1,031.9 million in the first nine months of 2008 to $449.9 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $3.7 million from $17.6 million in the first nine months of 2008 to $21.3 million for the same period in 2009, an increase in general and administrative expenses by $4.4 million from $25.0 million in the first nine months of 2008 to $29.4 million for the same period in 2009 (excluding $1.6 million and $2.2 million share-based compensation for the first nine months of 2009 and 2008, respectively), a decrease in gain from derivatives by $10.8 million from $13.6 million for the first nine months of 2008 to $2.8 million for the same period in 2009, an increase in net other expenses by $12.0 million, an increase in income attributable to non-controlling interests by $1.1 million from $2.7 million in the first nine months of 2008 to $3.8 million in the same period of 2009, and a decrease in gains from sale of assets by $10.9 million.
EBITDA from the logistics business was $25.8 million for the nine months ended September 30, 2009 as compared to $23.8 million during the same period in 2008.
Net income for nine months ended September 30, 2009 was $55.4 million as compared to $124.1 million for the comparable period of 2008. The decrease of net income by $68.7 million was mainly due to the increase in depreciation and amortization by $9.7 million, the increase in net interest expense by $14.0 million, the increase in drydock amortization by $0.4 million and the decrease in income taxes by $55.6 million mainly due to the write-of of deferred income taxes of $57.3 million in the first nine months of 2008. These were mitigated by the increase of $10.4 million in EBITDA discussed above, as well as the $0.6 million decrease in share-based compensation.
Purchase Options:
Navios Holdings has options to acquire three of the 17 chartered-in vessels currently in operation within the next two years (one Capesize, and two Ultra-Handymaxes) and eight of the ten long-term chartered-in vessels on order (on two of the 11 purchase options Navios Holdings holds a 50% initial purchase option).
Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings and its fleet performance for the three and nine month periods ended September 30, 2009 and 2008.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	3,949	6,036	11,550	18,040
Operating Days (2)	3,933	6,032	11,516	18,014
Fleet Utilization (3)	99.6%	99.9%	99.7%	99.9%
Equivalent Vessels	43	66	42	66
Time Charter Equivalent (4)	$24,061	$49,769	$26,353	$47,798

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As already announced, today, Wednesday, November 18, 2009, at 8:30 am EST, members of senior management will host a conference call to provide highlights and commentary on the third quarter and nine months ended September 30, 2009.
A supplemental slide presentation will be available on the Navios Holdings website, http://www.navios.com, under the “Investors” section at 7:30 am EST on the day of the call.
The conference call details are as follows:
     Call Date/Time: Wednesday, November 18, 2009; 8:30 am EST
     Call Title: Navios Maritime Holdings Inc. Q3 2009 Financial Results Conference Call
          US Dial In: +1.888.694.4702
          International Dial In: +1.973.582.2741
          Conference ID: 4095 9523
     The conference call replay will be available shortly after the live call and remain available for one business week at the following numbers:
          US Replay Dial In: +1.800.642.1687
          International Replay Dial In: +1.706.645.9291
          Conference ID: 4095 9523
This call will be simultaneously Webcast at the following Web address: http://www.videonewswire.com/event.asp?id=63979. The Webcast will be archived and available at this same Web address for one month following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.

For more information about Navios Holdings please visit its website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics was formed in 2007 through the acquisition of control of the Horamar Group, established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Holdings is an owner and operator of dry bulk vessels. For more information, please visit its website: www.navios-mlp.com.

Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Public & Investor Relations
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$238,854	$133,624
Restricted cash	17,841	17,858
Accounts receivable, net of allowance for doubtful accounts of $9,718 as at September 30, 2009 and $8,343 as at December 31, 2008	104,888	109,780
Short-term derivative asset	80,017	214,156
Short-term backlog asset	—	44
Due from affiliate companies	5,150	1,677
Prepaid expenses and other current assets	22,120	28,270

Total current assets	468,870	505,409

Deposit for vessel acquisitions	557,787	404,096
Vessels, port terminal and other fixed assets, net	1,192,309	737,094
Long-term derivative assets	17,264	36,697
Other long-term assets	57,429	46,855
Investments in affiliates	12,380	5,605
Investments in available for sale securities	37,420	22,358
Intangible assets other than goodwill	310,274	347,878
Goodwill	147,632	147,632

Total non-current assets	2,332,495	1,748,215

Total assets	$2,801,365	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$57,283	$72,520
Dividends payable	6,012	9,096
Accrued expenses	42,595	34,468
Deferred income	11,335	11,319
Short-term derivative liability	46,258	128,952
Current portion of long-term debt	68,694	15,177

Total current liabilities	232,177	271,532

Senior notes, net of discount	298,503	298,344
Long-term debt, net of current portion	1,094,608	574,194
Unfavorable lease terms	62,172	76,684
Long-term liabilities and deferred income	59,125	47,827
Deferred tax liability	22,538	26,573
Long-term derivative liability	5,536	23,691

Total non-current liabilities	1,542,482	1,047,313

Total liabilities	1,774,659	1,318,845

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 5,199 and none issued and outstanding as of September 30, 2009 and December 31, 2008, respectively	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding, 100,202,960 and 100,488,784 as of September 30, 2009 and December 31, 2008, respectively	10	10
Additional paid-in capital	516,295	494,719
Accumulated other comprehensive income/(loss)	6,263	(22,578)
Retained earnings	370,934	333,669
Total stockholders’ equity	893,502	805,820

Noncontrolling interest	133,204	128,959
Total equity	1,026,706	934,779

Total liabilities and equity	$2,801,365	$2,253,624

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except per share data)

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$160,570	$363,254	$449,946	$1,031,887
Time charter, voyage and logistic business expenses	(95,355)	(320,995)	(270,037)	(897,557)
Direct vessel expenses	(7,994)	(6,469)	(23,079)	(18,987)
General and administrative expenses	(9,969)	(9,412)	(30,961)	(27,190)
Depreciation and amortization	(19,915)	(14,641)	(51,832)	(42,083)
Interest income/expense and finance cost, net	(13,775)	(10,142)	(42,877)	(28,940)
Gain on derivatives	2,167	3,380	2,786	13,635
Gain on sale of assets/partial sale of subsidiary	—	24,940	16,790	27,688
Other income/expense, net	(2,517)	(2,027)	(13,509)	(1,565)

Income before equity in net earnings of affiliate companies	13,212	27,888	37,227	56,888
Equity in net earnings of affiliated companies	9,458	3,949	19,957	12,285

Income before taxes	$22,670	$31,837	$57,184	$69,173
Income taxes	433	(228)	2,027	57,640

Net income	23,103	31,609	59,211	126,813
Less: Net income attributable to the noncontrolling interest	(1,785)	(933)	(3,763)	(2,724)

Net income attributable to Navios Holdings common stockholders	$21,318	$30,676	$55,448	$124,089

Basic net income per share attributable to Navios Holdings stockholders	$0.21	$0.29	$0.55	$1.18

Weighted average number of shares, basic	99,839,013	104,426,762	99,910,610	105,494,192

Diluted net income per share attributable to Navios Holdings stockholders	$0.20	$0.29	$0.54	$1.13

Weighted average number of shares, diluted	105,803,346	107,481,341	103,733,886	109,441,193

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Nine Month	Nine Month
	Period ended	Period ended
	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income	$59,211	$126,813
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments	46,513	(34,324)
Decrease in operating assets	8,001	67,516
Increase/(Decrease) in operating liabilities	34,549	(182,573)
Payments for dry-dock and special survey costs	(3,282)	(3,055)

Net cash provided by/(used in) operating activities	144,992	(25,623)

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	—	(5,000)
Acquisition of vessels	(318,876)	(39,161)
Deposits for vessel acquisitions	(239,823)	(173,473)
Receipts from finance lease	416	4,705
Proceeds from sale of assets	34,600	70,088
Purchase of property and equipment	(28,955)	(95,607)

Net cash used in investing activities	(552,638)	(343,517)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	555,129	153,784
Repayment of long-term debt and payment of principal	(12,019)	(27,637)
Dividends paid	(21,142)	(28,804)
Acquisition of treasury stock	(717)	(41,361)
Increase in restricted cash	(8,375)	—
Issuance of common stock	—	6,749

Net cash provided by financing activities	512,876	62,731

Increase/(decrease) in cash and cash equivalents	105,230	(306,409)

Cash and cash equivalents, beginning of period	133,624	427,567

Cash and cash equivalents, end of period	$238,854	$121,158

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$37,738	$39,977
Cash paid for income taxes	$2,508	$1,650

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels	$32,046	$—
For issuance of preferred stock in connection with the acquisition of vessels	$22,585	$—

Disclosure of Non-GAAP Financial Measures
EBITDA: EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Holdings believes that EBITDA is a basis upon which liquidity can be assessed and believes that EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Adjusted EBITDA represents EBITDA before gains on sales of assets
EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
EBITDA and Adjusted EBITDA Reconciliation to Cash from Operations

Three Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2009	2008
Net cash provided by/(used in) operating activities	$31,276	$(81,571)
Net increase (decrease) in operating assets	18,643	(30,357)
Net increase (decrease) in operating liabilities	(14,710)	138,305
Net interest cost	13,775	11,626
Deferred finance charges	(1,087)	(560)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	5,303	(5,963)
Provision for losses on accounts receivable	(334)	(118)
Earnings in affiliates and joint ventures, net of dividends received	3,214	819
Payments for drydock and special survey	1,451	767
Minority interest	(1,785)	(933)

Adjusted EBITDA	55,746	32,015

Gain on sale of assets/partial sale of subsidiary	—	24,940

EBITDA	$55,746	$56,955

Nine Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2009	2008
Net cash provided by/(used in) operating activities	$144,992	$(25,623)
Net decrease in operating assets	(8,001)	(67,516)
Net (increase) decrease in operating liabilities	(34,549)	182,573
Net interest cost	42,877	30,425
Deferred finance charges	(3,215)	(1,485)
Provision for losses on accounts receivable	(1,375)	(118)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	1,483	(9,130)
Earnings in affiliates and joint ventures, net of dividends received	692	3,983
Payments for drydock and special survey	3,282	3,055
Minority interest	(3,763)	(2,724)

Adjusted EBITDA	142,423	113,440
Gain on sale of assets/partial sale of subsidiary	16,790	27,688
Unrealized losses on available for sale securities	(13,778)	—
Non cash compensation received	6,082	—

EBITDA	$151,517	$141,128

EXHIBIT 2
  Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,084
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Pollux	Capesize	2009	180,727
Navios Happiness	Capesize	2009	180,022
Navios Bonavis	Capesize	2009	180,022
Vanessa	Product Handysize	2002	19,078
  Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Aurora II	Capesize	11/2009	172,000
Navios Lumen	Capesize	12/2009	181,000
Navios Stellar	Capesize	12/2009	172,000
Navios Phoenix	Capesize	12/2009	180,000
Navios Antares	Capesize	1/2010	172,000
Navios Fulvia	Capesize	8/2010	180,000
NB1	Capesize	8/2010	180,000
NB2	Capesize	9/2010	180,000
NB3	Capesize	10/2010	180,000
NB4	Capesize	12/2010	180,000
NB5	Capesize	2/2011	180,000

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	170,500	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(1)
			(in metric tons)
Phoenix Beauty	Capesize	01/2010	170,500	No
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	02/2011	35,000	Yes(2)
Navios TBN	Handysize	04/2011	35,000	Yes(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.